Exhibit 99.7

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8 and to the use of our reports dated March 25, 2010 relating to the consolidated financial statements of Silver Wheaton Corp. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 - Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 -Financial Instruments – Disclosure and Presentation and 3865 - Hedges, effective January 1, 2007) and the effectiveness of Silver Wheaton Corp.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 31, 2010